Exhibit 99.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-5743840 briang@radware.com

FOR IMMEDIATE RELEASE

Radware Announces First Quarter 2014 Earnings Conference Call

TEL AVIV, ISRAEL; April 1, 2014 -- Radware® (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has organized its Earnings Call to present its first quarter 2014 financial results.

Earnings Conference Call Details
Radware management will host a call Wednesday, April 30, 2014 at 8:45 am ET to discuss first quarter 2014 results and update the company’s outlook for 2014. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free 1 (800) 230-1085

Participants Internationally call:  +1- 612 288-0329

Conference ID:  323497

Please find a link to the upcoming webcast presentation on the following web page:

http://www.radware.com/IR/

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.
Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube, Radware Connect app for iPhone® and our new security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2014 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.